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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT

   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               800-JR CIGAR, INC.
                           (Name of Subject Company)

                             JRC ACQUISITION CORP.
                                   L&LR, INC.
                                LEWIS I. ROTHMAN
                               LAVONDA M. ROTHMAN
                            (Name of Filing Persons)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   282491109
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                        SAMUEL B. FORTENBAUGH III, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                            TELEPHONE: 212-309-6000
                            FACSIMILE: 212-309-6273
          (Name, Address and Telephone Number of Person authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                           CALCULATION OF FILING FEE*

Transaction Valuation $40,123,967                    Amount of Filing Fee $8,025

------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 3,086,459 shares of common stock, $0.01 par value (the "Common Stock"), of 800-JR CIGAR, Inc. at a price per share of Common Stock of $13.00 in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not owned by Lewis I. Rothman, LaVonda M. Rothman and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 as of August 29, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Common Stock proposed to be acquired.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/X/  going private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO relates to the offer by JRC
Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of L&LR, Inc. (the "Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of 800-JR CIGAR, Inc., a Delaware corporation (the "Company"), not already owned by Lewis
I. Rothman, LaVonda M. Rothman and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 (collectively, the "Parent Stockholders"), at $13.00 per share, net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the "Letter of Transmittal," which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to items 1 through 11 and item 13 of Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

    The information in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (filed with the Securities and Exchange Commission on March 31, 2000) and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000 (filed with the Securities and Exchange Commission on August 9, 2000) is incorporated herein by reference in answer to item 13 of Schedule 13e-3.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)(i)    Offer to Purchase dated August 29, 2000.

(a)(1)(ii)   Letter of Transmittal.

(a)(1)(iii)  Notice of Guaranteed Delivery.

(a)(1)(iv)   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(1)(v)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

(a)(1)(vi)   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

(a)(1)(vii)  Summary Advertisement dated August 29, 2000.

(b)(1) Credit Agreement, dated as of August 28, 2000, by and among JRC Acquisition Corp., L&LR, Inc., the lenders signatory thereto and The Chase Manhattan Bank, as administrative agent.

(b)(2) Credit Agreement, dated as of August 28, 2000, by and among L&LR, Inc., the Company, the subsidiaries of the Company signatory thereto, the lenders signatory thereto and The
             Chase Manhattan Bank, as administrative agent.

(c)(1)       Written Fairness Opinion of Merrill Lynch, Pierce, Fenner &
             Smith Incorporated (incorporated by reference to Exhibit (c)(1) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on August 29, 2000).

(c)(2)       Written Fairness Presentation of Merrill Lynch, Pierce,
             Fenner & Smith Incorporated.

(c)(3)       Written Presentation of First Union Securities, Inc.

(d)(1) Agreement and Plan of Merger, dated August 28, 2000, by and among the Parent, the Purchaser, the Parent Stockholders
             (for purposes of Section 6.10 thereof only) and the Company
             (incorporated by reference to Annex A of the Offer to Purchase attached hereto as Exhibit (a)(1)(i)).

(d)(2)       Representation Letter, dated August 28, 2000, from the Other
             Rothman Trusts to the Purchaser.

(f)          None.

(g)          None.

(h)          None.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2000

                                                       /s/ LEWIS I. ROTHMAN
                                                       ---------------------------------------------
                                                       Lewis I. Rothman

                                                       /s/ LAVONDA M. ROTHMAN
                                                       ---------------------------------------------
                                                       LaVonda M. Rothman

                                                       L&LR, INC.

                                                       By:  /s/ LEWIS I. ROTHMAN
                                                            -----------------------------------------
                                                            Name: Lewis I. Rothman
                                                            Title:  President

                                                       JRC ACQUISITION CORP.

                                                       By:  /s/ LEWIS I. ROTHMAN
                                                            -----------------------------------------
                                                            Name: Lewis I. Rothman
                                                            Title:  President

    After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

Date: August 29, 2000

                                                       800-JR CIGAR, INC.

                                                       By:  /s/ LEWIS I. ROTHMAN
                                                            -----------------------------------------
                                                            Name: Lewis I. Rothman
                                                            Title:  Chief Executive Officer

                                                       LEWIS IRVING ROTHMAN
                                                       1998 TRUST #1 U/A/D
                                                       NOVEMBER 10, 1998

                                                       By:  /s/ SAMUEL BORNSTEIN
                                                            -----------------------------------------
                                                            Name: Samuel Bornstein
                                                            Title: Trustee

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                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER           EXHIBIT
---------------------   -------
(a)(1)(i)               Offer to Purchase dated August 29, 2000.

(a)(1)(ii)              Letter of Transmittal.

(a)(1)(iii)             Notice of Guaranteed Delivery.

(a)(1)(iv)              Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(1)(v)               Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

(a)(1)(vi)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(vii)             Summary Advertisement dated August 29, 2000.

(b)(1)                  Credit Agreement, dated as of August 28, 2000, by and among
                        JRC Acquisition Corp., L&LR, Inc., the lenders signatory
                        thereto and The Chase Manhattan Bank, as administrative
                        agent.

(b)(2)                  Credit Agreement, dated as of August 28, 2000, by and among
                        L&LR, Inc., the Company, the subsidiaries of the Company
                        signatory thereto, the lenders signatory thereto and The
                        Chase Manhattan Bank, as administrative agent.

(c)(1)                  Written Fairness Opinion of Merrill Lynch, Pierce, Fenner &
                        Smith Incorporated (incorporated by reference to Exhibit
                        (c)(1) of the Solicitation/Recommendation Statement on
                        Schedule 14D-9 filed by the Company on August 29, 2000).

(c)(2)                  Written Fairness Presentation of Merrill Lynch, Pierce,
                        Fenner & Smith Incorporated.

(c)(3)                  Written Presentation of First Union Securities, Inc.

(d)(1)                  Agreement and Plan of Merger, dated August 28, 2000, by and among the Parent, the Purchaser, the Parent Stockholders
                        (for purposes of Section 6.10 thereof only) and the Company
                        (incorporated by reference to Annex A of the Offer to
                        Purchase attached hereto as Exhibit (a)(1)(i)).

(d)(2)                  Representation Letter, dated August 28, 2000, from the Other
                        Rothman Trusts to the Purchaser.

(f)                     None.

(g)                     None.

(h)                     None.